Blue Hat Upgrades System for Evaluating Developmental Progress of Preschool Students in China

XIAMEN, China, Feb. 27, 2020 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games, toys and educational materials in China, today announced a comprehensive upgrade of its system for evaluating children's ability in an educational context. The system is a central component of Blue Hat’s smart immersive educational products, and is expected to be officially put into use after the beginning of the 2020 preschool spring semester in China.

Blue Hat previously implemented smart immersive classes on a trial basis in more than ten preschools in China’s Fujian and Guangdong provinces to determine the requirements of preschool teachers and students for different types of educational content and tools. The classes aim to create a dynamic and engaging model for teaching in China's preschools.

Blue Hat’s upgraded system for the evaluation of children's ability can track and record children’s learning behavior, learning processes and developmental data in each activity to form a traceable growth track. Blue Hat believes that the accumulation and analyses of big data from multiple participants using the system allows for diagnostic evaluation and sophisticated guidance of students’ learning processes.

Based on evaluation data and reports provided by Blue Hat, teachers can access and compare statistical analyses of student developmental data across three levels: grade, class and individual students. Blue Hat believes that this serves as an invaluable resource when designing curriculum structure, highlighting students who may require extra attention and allowing for efficient allocation of the appropriate teaching content. The system analyzes children’s progress dynamically, allowing for an educational experience that is tailor-made to the specific situation. The workload of teachers may also be decreased, as they can spend less time developing curriculums and focus more on tending to the needs of their students’ individual growth.

“Blue Hat’s innovative system for evaluating the developmental progress of preschool students is an essential component of our recently launched smart immersive educational suite of products. We believe that this update will improve our ability to obtain additional partnerships with preschools in China,” said Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat. “In the future, Blue Hat expects to continue to tap the potential of big data, launch more targeted educational products, and help children develop to their full potential. We believe the rapid development of China's 5G infrastructure will be a significant driver in this product’s future success.”

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com.

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Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Lexie Zhang

Blue Hat Interactive Entertainment Technology

Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Sam Martin

The Foote Group

Phone: +86 187-0160-0950

Email: sam@thefootegroup.com

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